Dreyfus California Intermediate Municipal Bond Fund
Statement of Investments
December 31, 2004 (Unaudited)

Long-Term Municipal Investments--93.8%	Principal Amount ($)	Value ($)
California--81.3%		
ABAG Finance Authority, COP		
(Episcopal Homes Foundation)		
5.25%, 7/1/2010	3,500,000	3,681,405
Alameda Corridor Transportation Authority, Revenue		
5.125%, 10/1/2016 (Insured; MBIA)	2,000,000	2,183,560
Alameda County, COP		
5.375%, 12/1/2012 (Insured; MBIA)	2,000,000	2,259,140
Alameda Unified School District (Alameda County)		
Zero Coupon, 8/1/2018 (Insured; FSA)	2,000,000	1,073,300
Alta Loma School District		
Zero Coupon, 8/1/2015 (Insured; FGIC)	1,000,000	636,340
Burbank, Wastewater Treatment Revenue:		
5%, 6/1/2018 (Insured; AMBAC)	895,000	971,576
5%, 6/1/2019 (Insured; AMBAC)	945,000	1,020,439
California:		
5%, 2/1/2020	5,000,000	5,305,100
GO 1.98%, 2/3/2005	3,250,000	3,249,935
Veterans 5.35%, 12/1/2016	2,000,000	2,117,960
California Department of Water Resources, Revenue:		
(Central Valley Project):		
5%, 12/1/2012 (Insured; FGIC)	1,000,000	1,117,420
5.50%, 12/1/2015	1,500,000	1,690,875
Water Systems 5.50%, 12/1/2015 (Insured; FGIC)	2,000,000	2,332,000
Power Supply 5.125%, 5/1/2019 (Insured; FGIC)	2,000,000	2,163,920
California Economic Recovery:		
5%, 7/1/2008	3,000,000	3,243,570
5%, 7/1/2015 (Insured; MBIA)	2,000,000	2,217,660
California Educational Facilities Authority, Revenue		
(Stanford University) 5.25%, 12/1/2013	2,250,000	2,580,480
California Health Facilities Financing Authority, Revenue:		
(Downey Community Hospital) 5.625%, 5/15/2008	4,370,000	4,366,373
(Health Facility - Adventist Health Systems):		
5%, 3/1/2017	870,000	908,045
5%, 3/1/2018	1,000,000	1,038,160

(Stanford Hospital and Clinics):

4%, 11/15/2008	1,000,000	1,042,230
5%, 11/15/2017	2,000,000	2,113,600

California Housing Finance Agency, Revenue
  (Single Family Mortgage)

5.95%, 8/1/2014 (Insured; MBIA)	1,265,000	1,303,178

California Infrastructure & Economic Development Bank,
  Revenue:
    (Bay Area Toll Bridges - 1st Lien)

5.25%, 7/1/2017 (Insured; FSA)	2,000,000	2,213,880

(Workers Compensation Relief)

5%, 10/1/2015 (Insured; AMBAC)	2,000,000	2,197,440

California Pollution Control Financing Authority, PCR:

(Atlantic Richfield Project) 5%, 4/1/2008	2,850,000	3,082,560
(Southern California Edison Co.) 2%, 3/1/2006	3,500,000	3,464,825

California Public Works Board, LR

(Department of Mental Health - Coalinga) 5.50%, 6/1/2018	2,500,000	2,790,700

California Statewide Communities Development Authority:
  Apartment Development Revenue

(Irvine Apartment Communities) 5.05%, 5/15/2008	2,000,000	2,099,340

COP, Revenue (Huntington Memorial Hospital)

5.50%, 7/1/2010 (Insured; Connie Lee)	2,000,000	2,132,340
MFHR (Equity Residential) 5.20%, 6/15/2009	2,000,000	2,138,860

Multifamily Revenue (Quail Ridge Apartments)

4.25%, 7/1/2012	1,000,000	1,005,110
Revenue (California Endowment) 5.25%, 7/1/2020	2,280,000	2,483,490

Carson Redevelopment Agency
  (Area Number 1 - Tax Allocation)

5.50%, 10/1/2013 (Insured; MBIA)	1,000,000	1,149,970

Central Unified School District, COP

(Financing Project) 2%, 2/1/2006 (Insured; AMBAC)	1,000,000	997,660

Contra Costa Water Authority,
  Water Treatment Revenue

5%, 10/1/2016 (Insured; FGIC)	1,000,000	1,081,590

Corona Redevelopment Agency, Tax Allocation

(Merged Downtown Amended) 5%, 9/1/2016 (Insured; FGIC)	1,000,000	1,089,090

Eastern Municipal Water District, Water & Sewer Revenue,

COP 5.375%, 7/1/2017 (Insured; FGIC)	2,000,000	2,205,340

El Segundo Unified School District

5.25%, 9/1/2017 (Insured; FGIC)	1,145,000	1,285,595

Elsinore Valley Municipal Water District, COP		
5.375%, 7/1/2015 (Insured; FGIC)	1,000,000	1,140,440
Escondido Unified School District		
5.25%, 8/1/2016 (Insured; FSA)	1,795,000	1,989,722
Foothill/Eastern Transportation Corridor Agency,		
Toll Road Revenue:		
0/7.05%, 1/1/2010	2,000,000 a	2,377,580
5.25%, 1/15/2012 (Insured; MBIA)	4,550,000	5,037,988
5.125%, 1/15/2019 (Insured; MBIA)	2,000,000	2,161,760
Fountain Valley School District, COP		
2.50%, 11/1/2006 (Insured; AMBAC)	2,000,000	2,002,680
Golden State Tobacco Securitization Corp.,		
Tobacco Settlement Revenue		
(Enhanced - Asset Backed) 5.75%, 6/1/2021	3,500,000	3,725,295
Lancaster Financing Authority, Tax Allocation Revenue		
(Project Number 5 & 6 Redevelopment Projects)		
5%, 2/1/2016 (Insured; MBIA)	1,065,000	1,174,109
Lincoln Special Tax,		
Community Facilities District No. 2003 5.65%, 9/1/2019	1,250,000	1,274,475
Los Angeles City, Revenue (Harbor Department) 6%, 8/1/2014	6,500,000	6,870,695
Los Angeles Community College District		
5.50%, 8/1/2016 (Insured; MBIA)	1,845,000	2,065,994
Los Angeles County Metropolitan Transportation Authority,		
Sales Tax Revenue 5%, 7/1/2017 (Insured; FGIC)	1,450,000	1,563,825
Los Angeles Unified School District:		
5.50%, 7/1/2012 (Insured; MBIA)	2,850,000	3,272,741
5.25%, 7/1/2014 (Insured; MBIA)	1,000,000	1,124,970
5.75%, 7/1/2015 (Insured; MBIA)	3,000,000	3,549,750
Marin Municipal Water District, COP (Financing Project)		
5%, 7/1/2016 (Insured; AMBAC)	1,545,000	1,687,186
Metropolitan Water District of Southern California,		
Waterworks Revenue		
5.25%, 3/1/2015 (Prerefunded 3/1/2011)	3,000,000 b	3,413,010
Midpeninsula Regional Open Space District		
Financing Authority, Revenue		
Zero Coupon, 9/1/2015 (Insured; AMBAC)	2,825,000	1,790,344
Milpitas Redevelopment Agency, Tax Allocation		
(Redevelopment Project Area Number 1):		

5.25%, 9/1/2017 (Insured; MBIA)	2,000,000	2,214,660
5.25%, 9/1/2018 (Insured; MBIA)	1,000,000	1,103,450
Modesto Irrigation District, COP (Capital Improvements)		
5.25%, 7/1/2016 (Insured; FSA)	1,370,000	1,506,110
Orange County Community Facilities District, Special Tax		
(Number 03-1 Ladera Ranch):		
3.60%, 8/15/2008	245,000	247,124
3.60%, 8/15/2009	320,000	318,870
4%, 8/15/2010	400,000	404,344
5.25%, 8/15/2019	1,100,000	1,130,250
5.30%, 8/15/2020	1,450,000	1,489,788
Oxnard Financing Authority, Wastewater Revenue		
5%, 6/1/2016 (Insured; FGIC)	1,000,000	1,089,860
Pasadena Area Community College District,		
Election of 2002 5%, 6/1/2017 (Insured; FGIC)	1,170,000	1,269,848
Pasadena Unified School District:		
4%, 11/1/2006 (Insured; FGIC)	1,000,000	1,034,980
5%, 11/1/2013 (Insured; FGIC)	1,000,000	1,118,080
Pleasanton Joint Powers Financing Authority, Revenue		
(Reassessment) 5%, 9/2/2011 (Insured; FSA)	2,000,000	2,227,040
Port Oakland, Revenue 5%, 11/1/2013 (Insured; MBIA)	1,000,000	1,085,180
Rancho Water District 5.50%, 8/1/2008 (Insured; FSA)	1,670,000	1,853,082
Riverside Improvement Board, Act 1915		
(Canyon Springs Assessment):		
4%, 9/2/2010	1,230,000	1,258,844
4.25%, 9/2/2011	1,000,000	1,031,660
Sacramento City Unified School District, Election of 1999		
5.25%, 7/1/2020 (Insured; FSA)	2,435,000	2,669,417
Sacramento County, Special Tax		
(Community Facilities District Number 1):		
5.20%, 12/1/2007	1,110,000	1,171,006
5.40%, 12/1/2009	1,220,000	1,295,652
Sacramento County Sanitation District		
Financing Authority, Revenue 5.50%, 12/1/2014	4,000,000	4,521,440
San Diego County, COP (Burnham Institute) 5.70%, 9/1/2011	3,700,000	3,987,379
San Diego Housing Authority, MFHR		
(Island Village Apartments) 5.10%, 7/1/2012		
(Collateralized; FHLMC)	1,215,000	1,303,877

San Diego Unified School District, Election of 1998 5.25%, 7/1/2016 (Insured; FSA)	1,465,000	1,654,351
San Mateo Redevelopment Agency (Tax Allocation) 5.10%, 8/1/2014	1,835,000	1,957,101
Santa Clara Unified School District 5.50%, 7/1/2016	1,870,000	2,092,904
South Orange County Public Financing Authority, Special Tax Revenue (Foothill Area) 5.25%, 8/15/2017 (Insured; FGIC)	2,000,000	2,229,240
South Placer Wastewater Authority, Wastewater Revenue 5.50%, 11/1/2015 (Insured; FGIC) (Prerefunded 11/1/2010)	1,000,000 b	1,153,130
Southeast Resource Recovery Facilities Authority, LR: 4%, 12/1/2007 (Insured; AMBAC)	1,000,000	1,049,550
5.25%, 12/1/2017 (Insured; AMBAC)	1,000,000	1,107,570
Tri-City Hospital District, Revenue 5.375%, 2/15/2007 (Insured; MBIA)	2,500,000	2,629,600
Truckee-Donner Public Utility District, COP: 4.50%, 1/1/2008 (Insured; ACA)	1,500,000	1,572,000
4.50%, 1/1/2009 (Insured; ACA)	1,685,000	1,775,046

U.S. Related--12.5%

Children's Trust Fund, Tobacco Settlement Revenue: 5.75%, 7/1/2013 (Prerefunded 7/1/2010)	1,000,000 b	1,136,040
5.75%, 7/1/2014 (Prerefunded 7/1/2010)	3,000,000 b	3,408,120
Guam, LOR (Section 30) 5.50%, 12/1/2010 (Insured; FSA)	3,000,000	3,413,340
Puerto Rico Commonwealth (Public Improvement): 5%, 7/1/2005	230,000	233,445
5.75%, 7/1/2008 (Insured; MBIA)	2,000,000	2,225,420
5.50%, 7/1/2013 (Insured; FSA)	2,000,000	2,313,380
Puerto Rico Electric Power Authority, Power Revenue 5.75%, 7/1/2016 (Insured; FSA) (Prerefunded 7/1/2010)	2,000,000 b	2,289,000
Puerto Rico Highway & Transportation Authority, Highway Revenue 6.25%, 7/1/2016 (Insured; FSA)	3,000,000	3,696,990
Puerto Rico Industrial Tourist Educational, Medical, & Environmental Control Facilities Financing Authority, Industrial Revenue (Guaynabo Warehouse) 4.35%, 7/1/2006	1,170,000	1,199,753

Puerto Rico Public Building Authority,		
Government Facility Revenue 5.50%, 7/1/2016	1,500,000	1,710,990
Puerto Rico Public Finance Corp.		
(Commonwealth Appropriation)		
5.25%, 2/1/2012 (Insured; AMBAC)	1,500,000	1,665,465
Virgin Islands Public Finance Authority, Revenue:		
5.625%, 10/1/2010	2,000,000	2,130,760
5.875%, 10/1/2018	1,000,000	1,037,980
Virgin Islands Water and Power Authority, Electric Systems		
5.125%, 7/1/2011 (Insured; Radianassurance)	1,000,000	1,067,410
Total Long-Term Municipal Investments (cost $196,802,943)		**206,337,146**

Short-Term Municipal Investments--4.2%

California Department of Water Resources,		
Power Supply Revenue, VRDN:		
2.20%		
(LOC; Bank of New York &		
California State Teachers' Retirement)	1,600,000 c	1,600,000
2.25% (LOC; BNP Paribas)	2,000,000 c	2,000,000
California Economic Recovery, VRDN:		
2.13% (LOC; BNP Paribas)	2,205,000 c	2,205,000
2.25%	2,500,000 c	2,500,000
California Statewide Communities Development Authority,		
Revenue, VRDN (University Retirement) 2.21%		
(Insured; Radianassurance)	1,000,000 c	1,000,000
Total Short-Term Municipal Investments (cost $9,305,000)		**9,305,000**
Total Investments (cost $206,107,943)	**98.0%**	**215,642,146**
Cash and Receivables (Net)	**2.0%**	**4,429,029**
Net Assets	**100.0%**	**220,071,175**

Notes to Statement of Investments:

(a) Zero coupon until a specified date, at which time the stated coupon becomes effective until maturity.

(b) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

(c) Securities payable on demand. Variable interest rate -- subject to periodic change.

(d) Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange on Form N-CSR.